Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street
Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation 401(k)
Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–9

Supplemental Schedule*
Schedule 1 Schedule H, line 4i - Schedule of Assets (Held At End of Year)	10

*Other schedules required by Section 2520.103 -10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[Letterhead of PricewaterhouseCoopers LLP]

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and
BB&T Corporation Retirement Plans Committee
BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion..

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 14, 2007

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value
Common/collective trust
BB&T Common Stock Fund	$868,637,764	$854,860,640
BB&T Common Stock	10,493,011	11,519,198
Mutual funds	788,778,069	636,014,636
Self-directed investments	30,160,939	22,806,399
Participant loans	26,346,611	24,420,084
One-year bank investment contract	77,334,770	69,655,618
Total assets	1,801,751,164	1,619,276,575
Liabilities
Accrued expenses	-	351,862
Net assets available for benefits	$1,801,751,164	$1,618,924,713

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributable to:
Investment income
Interest	$9,649,344	$5,935,709
Dividends	88,613,720	73,537,955
Net (depreciation) appreciation in fair value of investments	66,706,441	(11,407,825)
Total income	164,969,505	68,065,839

Contributions
Employer	54,074,315	48,216,227
Employee	78,336,541	69,214,339
Rollovers	5,262,525	3,924,484
Total contributions	137,673,381	121,355,050
Total additions	302,642,886	189,420,889

Deductions from net assets attributable to:
Benefits paid to participants	143,134,224	131,576,752
Administrative expenses	1,429,919	1,741,165
Total deductions	144,564,143	133,317,917
Net increase prior to transfers from other plans	158,078,743	56,102,972

Transfers from other plans	24,747,708	8,658,695
Net increase	182,826,451	64,761,667

Net assets available for benefits
Beginning of year	1,618,924,713	1,554,163,046
End of year	$1,801,751,164	$1,618,924,713

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

1. Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan was established effective July 1, 1982, was most recently amended effective October 25, 2005, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions after 90 days of employment with the Corporation. Employees are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants may elect to contribute between 1 percent and 25 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan.

Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting
Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Participant Loans
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations. Benefit claims are recorded when they have been approved for payment and paid by the Plan.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

Participant Accounts
Each participant’s separate account is credited with the participant’s contribution and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2006 and 2005, forfeited accounts totalled $54,891 and $62,743, respectively. This account can be used to reduce employer contributions. In 2006, employer contributions were reduced by $17,741 from the forfeiture account.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Trustee fees and recordkeeping charges for services rendered by the Corporation’s Trust Division are paid by the Plan (see Note 9).

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among sixteen mutual funds, the common stock fund and a bank investment contract (the “one-year BIC”), each offering different degrees of risk and return. Effective January 1, 2005, a self-directed brokerage investment option was added to the Plan. As of July 31, 2005, any remaining investment in the Small Company Growth Fund was transferred to the One-Year BIC.

The Plan’s investments are stated at fair value. The fair value of common stock and investments in the self-directed brokerage account was determined by closing prices at the end of the Plan year. Shares of mutual funds and common/collective trust are valued at the net asset value of the shares held by the Plan at year end. The fair value of the one-year BIC approximates contract value (see Note 3). Investments in participant loans are stated at the outstanding balances, which approximate fair market value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the payable date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the common/collective trust fund, the one-year BIC and common stock investments.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation. These changes had no impact on total net assets of the Plan.

3. Bank Investment Contract

The Plan invests in a fully benefit-responsive bank investment contract guaranteed by the Corporation. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

There are no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.60 percent and 4.50 percent, respectively, in 2006, and 2.89 percent and 2.85 percent, respectively, in 2005. The interest rate is reset annually based on December 1st market yields for one-year maturity investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the one-year BIC, and no adjustment for contract value is necessary since contract value approximates fair value.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

4. Transfers from Other Plans

During 2006 and 2005, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances including investments and loans receivable were transferred from the various plans at various dates during 2006 and 2005 as follows:

2006

Main Street Bank 401(k) Profit Sharing Plan	$10,511,367
Huffaker & Trimble Profit Sharing 401(k) Plan	6,888,817
Area Bancshares Corporation Profit Sharing/401(k) Plan & Trust	6,823,035
Bergen Capital, Inc. 401(k) Plan	458,331
Cranman & Co., Inc. Employees Savings Plan	42,254
L. W. Legge Agency, Inc. 401(k) Retirement Plan	23,904
$24,747,708

2005
The Bank of Louisville Savings Plan	$2,907,935
L. W. Legge Agency, Inc. 401(k) Retirement Plan	2,764,306
Langan Insurance, Benefits & Mortgages 401(k) PSP	1,496,356
Surety Land Title 401(k) Plan	861,760
Lighthouse Title L. P. Profit Sharing Plan & Trust	628,338
$8,658,695

5. Investments

The following presents investments that represent five percent or more of the Plan's net assets in one or both years at December 31, 2006 and 2005:

	2006	2005

BB&T Corporation Common Stock Fund, 58,133,969 and
59,864,190 shares, respectively	$868,637,764	$854,860,640
BB&T Large Company Value Fund, 11,437,068 and
9,476,394 shares, respectively	211,585,763	173,323,241
BB&T U.S. Treasury Money Market Fund, 112,476,897 and
104,450,524 shares, respectively	112,476,897	104,450,524

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

The fair market value of the BB&T Corporation Common Stock Fund of $868,637,764 and $854,860,640, at December 31, 2006 and 2005, respectively, which includes cash balances of $4,439,238 and $3,450,990 respectively, is allocated to participants’ accounts on a unitized basis.

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$22,634,013	$(11,393,522)
Common/collective trust	41,328,671	(817,843)
BB&T Corporation common stock	496,436	(126,500)
Self-directed investments	2,247,321	930,040
	$66,706,441	$(11,407,825)

6. Nonparticipant-Directed Investments

A portion of the Plan consists of balances from various employee stock ownership plans that were transferred into the Plan (“Old ESOP”). Information about the net assets and the significant components of the changes in net assets relating to the Old ESOP’s investment in the Corporation’s common stock, whose fair value is determined based on closing prices at the end of the Plan year, is as follows:

	December 31,
	2006	2005
Net Assets:
BB&T Corporation Common Stock	$10,493,011	$11,519,198

	Year Ended December 31,
	2006	2005
Changes in Net Assets:
Dividends	$416,537	$434,953
Net appreciation (depreciation)	496,436	(126,500)
Benefits paid to participants	(1,868,560)	(2,066,766)
Transfers to participant-directed investments	(70,600)	(68,705)
	$(1,026,187)	$(1,827,018)

7. Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated October 22, 2004, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
Years ended December 31, 2006 and 2005

8. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

9. Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $788,778,069 and $636,014,636 at December 31, 2006 and 2005, respectively, and bank investment contracts issued by a subsidiary of the Corporation of $77,334,770 and $69,655,618 at December 31, 2006 and 2005, respectively. The Plan received cash dividends of $54,972,301 and $42,461,052 on its investments in BB&T-sponsored mutual funds during 2006 and 2005, respectively, interest of $4,568,027 and $2,833,675 on its investment in the U.S. Treasury Money Market Fund during 2006 and 2005, respectively, and interest of $3,243,431 and $1,556,382 on its investment in the bank investment contract during 2006 and 2005, respectively.

In addition, the Plan invests in the Corporation’s common stock, as indicated in Notes 5 and 6. The Plan received cash dividends of $33,051,653 and $31,076,903 on its investment in BB&T Corporation common stock during 2006 and 2005, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2006 and 2005 were $1,429,919 and $1,741,165, respectively (see Note 2).

10. Subsequent Events

Effective January 1, 2007, the limit on employee deferrals into the Plan was increased to 50 percent of eligible earnings.

BB&T Corporation 401(k) Savings Plan
Schedule of Assets (Held At End of Year)
December 31, 2006

(a)		( b )	( c )		( d )	( e )
		Identity of Issuer	Description of Investment, including	Number
		Borrower, Lessor	Maturity Date, Rate of Contract,	of		Current
		or Similar Party	Collateral, Par or Maturity Value	Shares/Units	Cost	Value
*	BB&T Corporation	Common Stock Fund	Common/Collective Trust	58,133,969	**	$868,637,764

*	BB&T Corporation	Common Stock	Common Stock	238,827	$7,270,574	10,493,011

*	BB&T Corporation	U.S. Treasury Money Market Fund	Mutual Fund	112,476,897	**	112,476,897
*	BB&T Corporation	Short-term U.S. Government Income Fund	Mutual Fund	802,288	**	7,613,716
*	BB&T Corporation	Total Return Bond	Mutual Fund	6,405,249	**	65,077,328
*	BB&T Corporation	Capital Manager Conservative Fund	Mutual Fund	3,574,164	**	36,921,113
*	BB&T Corporation	Capital Manager Moderate Fund	Mutual Fund	1,714,909	**	18,057,988
*	BB&T Corporation	Capital Manager Growth Fund	Mutual Fund	1,506,831	**	15,897,063
*	BB&T Corporation	Capital Manager Equity Fund	Mutual Fund	1,277,170	**	14,764,088
*	BB&T Corporation	Mid Cap Value Fund	Mutual Fund	5,202,468	**	72,626,460
*	BB&T Corporation	Mid Cap Growth Fund	Mutual Fund	2,984,349	**	36,647,807
*	BB&T Corporation	Large Company Value Fund	Mutual Fund	11,437,068	**	211,585,763
*	BB&T Corporation	Large Company Growth Fund	Mutual Fund	6,879,247	**	65,077,680
*	BB&T Corporation	International Equity Fund	Mutual Fund	4,300,982	**	52,687,031
*	BB&T Corporation	Equity Index Fund	Mutual Fund	4,975,548	**	47,367,216
*	BB&T Corporation	Small Cap Fund	Mutual Fund	207,692	**	3,200,537
*	BB&T Corporation	Special Opportunities Fund	Mutual Fund	1,066,249	**	17,695,001
*	BB&T Corporation	Equity Income I Fund	Mutual Fund	812,491	**	11,082,381
						788,778,069

	Plan Participants		Self-directed investments		**	30,160,939

	Plan Participants		Participant loans ( 4.00% to 10.25% due thru April 2027)		**	26,346,611

*	BB&T Corporation	One-Year Bank Investment Contract	Bank Investment Contract	77,334,770	**	77,334,770
						$1,801,751,164

*	Party in interest
**	Cost is omitted because the investment is participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                                                                    BB&T 401 (k) Savings Plan

June 22, 2007                                                                                                                             /S/ Steven L. Reeder
                                                                                                                                                    Senior Vice President & Benefits Manager